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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34645

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/08_____ AND ENDING_____12/31/08_____

                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Park City Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 Old York Road, Suite 417
                      (No. and Street)

Jenkintown   PA.   19046
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____Steven Segal_____   215-517-5700
                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
               (Name – if individual, state last, first, middle name)

1601 Walnut Street, Suite 815   Philadelphia   PA   19102
    (Address)   (City)   (State)   (Zip Code)

PROCESSED

MAR 1 2 2009

THOMSON REUTERS

SEC Mail Processing Section

FEB 24 2009

Washington, DC
111

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, ___Steven Segal_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Park City Capital, Inc_____ , as
of ___December 31_____, 20 _08___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

X _____
                     Signature

_____
                     Title

President

_____
        Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
INDEPENDENT AUDITORS' REPORT AND
OTHER MATTERS

PARK CITY CAPITAL, INC.

DECEMBER 31, 2008

PARK CITY CAPITAL, INC.

DECEMBER 31, 2008

TABLE OF CONTENTS

Page

Independent Auditors' Report 1

Financial Statements

    Statement of Financial Condition... 2

    Statement of Income and Expense.. 3

    Statement of Changes in Stockholder's Equity.......................... 4

    Statement of Cash Flows.. 5

Notes to Financial Statements... 6-7

Supplementary Information

Computation of Net Capital Pursuant to Rule 15c3-1 of
    the Securities and Exchange Commission.................................. 8

Reconciliation of the Computation of Net Capital Under
    Rule 15c3-1 of the Securities and Exchange Commission.................. 9

Reserve Requirements and Possession or Control Requirements
    Under Rule 15c3-3 of the Securities and Exchange Commission........... 10

Other Matters

Report on Internal Accounting Control Required by SEC Rule 17a-5...... 11-13

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Auditors' Report

To The Board of Directors
Park City Capital, Inc.

We have audited the statement of financial condition of Park City Capital, Inc. as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Park City Capital, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in schedules on pages 7-10 are presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Romeo and Chiaverelli LLC
Certified Public Accountants
February 9, 2009

PARK CITY CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Assets	
Cash and Cash Equivalents	$ 17,255
Accounts Receivable	19,000
Prepaid Expenses	5,790
Deferred Tax Asset	11,453
Total Assets	$ 53,498

LIABILITIES AND
STOCKHOLDER'S EQUITY

Liabilities	
Other Accrued Expenses	$ 9,500
Total Liabilities	9,500
Stockholder's Equity	
Common Stock, $.01 Par Value;	
100,000 shares authorized	
30,100 shares issued	400
Additional Paid In Capital	78,568
Retained Deficit	(34,970)
Total Stockholder's Equity	43,998
Total Liabilities And Stockholder's Equity	$ 53,498

The accompanying notes are an integral part
of these financial statements

PARK CITY CAPITAL, INC.
STATEMENT OF INCOME AND EXPENSE
YEAR ENDED DECEMBER 31, 2008

REVENUES

Commission Income	$ 10,071
Interest Income	212
Total Revenues	10,283

EXPENSES

Operating Expenses	
Regulatory Fees	872
Other Expenses	15,891
Total Expenses	16,763
Net Loss Before Income Tax Benefit	$ (6,480)
Income Tax Benefit	1,522
NET LOSS	$ (4,958)

The accompanying notes are an integral part
of these financial statements

PARK CITY CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
DECEMBER 31, 2008

SCHEDULE OF RETAINED DEFICIT

Beginning Retained Deficit	$	(30,012)
Net Income		(4,958)
Retained Deficit		(34,970)

SCHEDULE OF
ADDITIONAL PAID IN CAPITAL

Beginning Additional Paid in Capital	$	69,568
Additional Capital Contributed		9,000
Additional Paid In Capital		78,568

SCHEDULE OF COMMON STOCK

Common Stock		
30,100 shares at $.01 Par Value	$	400
Common Stock		400
Total Stockholder's Equity	$	43,998

The accompanying notes are an integral part
of these financial statements

PARK CITY CAPITAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:		
Net Income	$	(4,958)
Adjustments to reconcile net income to net cash		
Provided by operating activities:		
Change in:		
Advance to Employee		(19,000)
Prepaid Expenses		(5,601)
Deferred Tax Asset		(1,522)
Payable to Related Company		5,500
Net cash used by operating activities and decrease in cash		(25,581)
Cash flows from investing activities:		
Net cash used in investing activities		0
Cash flows from financing activities:		
Net cash provided by financing activities		9,000
Net change in Cash and cash equivalents		(16,581)
Cash and cash equivalents at beginning of year		33,836
Cash and cash equivalents at end of year	$	17,255

The accompanying notes are an integral part
of these financial statements

-5-

PARK CITY CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization

Park City Capital, Inc. was incorporated in the State of Delaware on February 8, 1985 for the purpose of acting as a securities broker-dealer. The Company is registered with the U.S. Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") f/k/a the National Association of Securities Dealers, Inc. ("NASD"). Its' primary business is the sale of redeemable shares of registered investment companies and insurance annuity contracts to public customers.

Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

NOTE 2 - INCOME TAXES

Deferred income taxes assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the difference between the book and tax basis of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized.

-6-

NOTE 2 - INCOME TAXES - CONTINUED

At December 31, 2008, the Company had net operating loss carryovers for federal income tax purposes of approximately $48,902.

The provision for federal and state income taxes for the year ended December 31, 2008 consisted of the following:

Federal	$ 875
State	647
	1,522

Net deferred tax assets consist of the following components as of December 31, 2008:

Deferred tax assets:	
Loss carry forwards	$ 11,453
	$11,453

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the Net Capital Provision of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum Net Capital, as defined under such provisions, of $5,000. At December 31, 2008 the Company had Net Capital of $7,755, which was $2,755 in excess of the minimum Net Capital Requirement.

NOTE 4 - CAPITAL STOCK

On February 28, 1993, the Company adopted and filed an amendment to the Certificate of Incorporation authorizing 100,000 shares of capital stock with a par value of one cent ($.01) per share. Since that date, no other changes have occurred.

SUPPLEMENTARY INFORMATION

PARK CITY CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Total member equity from Statement of financial condition	$ 43,998
Deduct non-allowable assets:	
Receivable	19,000
Prepaid expenses	5,790
Deferred income taxes	11,453
	36,243
Net capital	$ 7,755
Minimum net capital required per 15c3-1 (a)(2)	$ 5,000
Excess net capital at 1500%	2,755
Excess net capital at 1000%	6,805
Aggregate indebtedness from statement of financial condition, net of A-1c liabilities	$ 9,500
Ration of aggregate indebtedness to net capital	123 %
Debt-equity ratio computed in accordance with 15c3-1(d)	0

PARK CITY CAPITAL, INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Total member equity according To Form X-17A-5	$ 38,129
Audit Adjustments	5,869
Total members' equity according to the audit	$ 43,998

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008:

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 7,755
Audit Adjustments	
Decrease in net loss	5,869
Increase in non-allowable assets	(11,369)
Increase in aggregate indebtedness	5,500
Net audit adjustments	0
Net capital according to the audit	$ 7,755

PARK CITY CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2008

Park City Capital, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(1) who, as a broker who does limited business with mutual funds and or variable contracts.

PARK CITY CAPITAL, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Park City Capital, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(1) who, as a broker who does limited business with mutual funds and or variable contracts.

OTHER MATTERS

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

<u>Report on Internal Accounting</u>
<u>Control Required by SEC Rule 17a-5</u>

To The Board of Directors
Park City Capital, Inc.

In planning and performing our audit of the financial statements of Park City Capital, Inc. (the "Company") as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph.

In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROMEO & CHIAVERELLI LLC
Certified Public Accountants
February 9, 2009

